Exhibit 97.1
Central Pacific Financial Corp.
Recovery Policy
Adoption Date: September 21, 2023
Effective Date: October 2, 2023

Defined Terms

Capitalized terms herein are defined in the Defined Terms section at the end of this document.

Background

CPF is required by the NYSE’s Listed Company Manual, Section 303A.14 (Erroneously Awarded Compensation), to adopt a recovery policy in conformance with the requirements of Section 303A.14, no later than sixty (60) days following the Section 303A.14 Effective Date. The recovery policy must apply to all Incentive-Based Compensation Received by Executive Officers on or after the Section 303A.14 Effective Date.

CPF is also required to provide certain related disclosures in its applicable SEC filings on/after the Effective Date.

CPF has developed this Recovery Policy as required by Section 303A.14 and is intended to comply with all Section 303A.14 requirements and any amendments and interpretations thereof.

Policy Administration

This Policy shall be administered by the Board or, if so designated by the Board, by a committee of the Board. The Board has full and final authority to make all determinations under this Policy, in each case to the extent permitted under Section 303A.14. All determinations and decisions made by the Board pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including CPF, its affiliates, its shareholders and Executive Officers. Any action or inaction by the Board with respect to an Executive Officer under this Policy in no way limits the Board’s actions or decisions not to act with respect to any other Executive Officer under this Policy or under any similar policy, agreement or arrangement, nor shall any such action or inaction serve as a waiver of any rights CPF may have against any Executive Officer other than as set forth in this Policy.

When Recovery Applies

CPF will recover reasonably promptly the amount of Erroneously Awarded Compensation in the event that CPF is required to prepare an accounting restatement due to the material noncompliance of CPF with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Persons and Incentive-Based Compensation Affected

This Policy applies to all Incentive-Based Compensation received by a person:

(A) After beginning service as an Executive Officer;

(B) Who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation;

(C) While CPF has a class of securities listed on a national securities exchange or a national securities association; and

(D) During the three (3) completed fiscal years immediately preceding the date that CPF is required to prepare an accounting restatement as described in the “When Recovery Applies” section above and the “Accounting Restatement Date” section below. In addition to these last three completed fiscal years, this Policy applies to any transition period (that results from a change in CPF’s fiscal year) within or

Exhibit 97.1
immediately following those three completed fiscal years. However, a transition period between the last day of CPF’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months will be deemed a completed fiscal year. CPF will recover any Incentive-Based Compensation pursuant to this Policy regardless of whether or when restated financial statements are filed.

Recovery under this Policy with respect to an Executive Officer shall not require the finding of any misconduct by such Executive Officer or any finding that such Executive Officer is responsible for the accounting error leading to an accounting restatement.

Accounting Restatement Date

For purposes of determining the relevant recovery period under clause (D) of the preceding section, the date that CPF is required to prepare an accounting restatement as described in the “When Recovery Applies” section above is the earlier to occur of:

(A) The date CPF’s Board, a committee of the Board, or the officer or officers of CPF authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that CPF is required to prepare an accounting restatement as described in the “When Recovery Applies” section above; or

(B) The date a court, regulator, or other legally authorized body directs CPF to prepare an accounting restatement as described in the “When Recovery Applies” section above.

Recovery Amount

The amount of Incentive-Based Compensation recoverable under this Policy (Erroneously Awarded Compensation) is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts in an accounting restatement and must be computed without regard to any taxes paid by the Executive Officer. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

(A) The amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and

(B) CPF must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

Recovery Impracticable

CPF must recover Erroneously Awarded Compensation in compliance with this Policy except to the extent that the conditions of paragraphs (A), (B), or (C) below are met, and CPF’s committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable.

(A) The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, CPF must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.

(B) Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, CPF must obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation, and must provide such opinion to the NYSE.

Exhibit 97.1

(C) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of CPF and its affiliates, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code and regulations thereunder.

Indemnification Prohibited

CPF is prohibited from indemnifying any Executive Officer or former Executive Officer against the loss of Erroneously Awarded Compensation. Furthermore, CPF is prohibited from paying or reimbursing any Executive Officer or former Executive Officer for purchasing insurance to cover any such loss.

Filings

CPF shall file all disclosures with respect to this Policy in accordance with the requirements of the Federal securities laws, including the disclosure required by the applicable SEC filings.

Other Recovery Rights; CPF Claims

This Policy shall not limit the rights of CPF to take any other actions or pursue other remedies that CPF may deem appropriate under the circumstances and under applicable law. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to CPF under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to CPF. Nothing contained in this Policy, and no recoupment or recovery contemplated by this Policy, shall limit any claims, damages or other legal remedies CPF or any of its affiliates may have against an Executive Officer or former Executive Officer arising out of or resulting from any actions or omissions by the Executive Officer in appropriate circumstances (including circumstances beyond the scope of this Policy).

Severability

The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision shall be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

Amendment; Termination

The Board may amend this Policy from time to time in its sole and absolute discretion and shall amend this Policy as it deems necessary to reflect the requirements of Section 303A.14. The Board may terminate this Policy at any time.

Successors

This Policy is binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators and other legal representatives.

Acknowledgement

Each Executive Officer shall sign and return to CPF, within 30 calendar days following the later of (i) the adoption date of this Policy first set forth above or (ii) the date the individual becomes an Executive Officer, the Acknowledgement Form attached hereto as Exhibit A, pursuant to which the Executive Officer agrees to be bound by, and to comply with, the terms and conditions of this Policy.

Defined Terms

Board – Board of Directors of Central Pacific Financial Corp.

Exhibit 97.1
Code - The U.S. Internal Revenue Code of 1986, as amended. Any reference to a section of the Code or regulation thereunder includes such section or regulation, any valid regulation or other official guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such section or regulation.

CPF – Central Pacific Financial Corp.

Erroneously Awarded Compensation – The amount of Incentive-Based Compensation that is subject to recovery by CPF pursuant to this Recovery Policy.

Executive Officer - An executive officer is the issuer’s president, chief executive officer, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the issuer. Executive officers of the issuer’s parent(s) or subsidiaries are deemed executive officers of the issuer if they perform such policy making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers, or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust. Policy-making function is not intended to include policymaking functions that are not significant. Identification of an executive officer for purposes of this Section 303A.14 would include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

Financial Reporting Measures - Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing CPF’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the SEC.

Incentive-Based Compensation - Incentive-based compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure.

NYSE – New York Stock Exchange.

Policy – This Recovery Policy.

Received - Incentive-based compensation is deemed received in CPF’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

SEC – United States Securities and Exchange Commission.

Section 303A.14 - NYSE Listed Company Manual Section 303A.14 (Erroneously Awarded Compensation).

Section 303A.14 Effective Date – The effective date of NYSE Listed Company Manual Section 303A.14 (Erroneously Awarded Compensation).

Exhibit 97.1
EXHIBIT A

CENTRAL PACIFIC FINANCIAL CORP.
RECOVERY POLICY

ACKNOWLEDGEMENT FORM

By signing this Acknowledgement Form below, the undersigned

(A) Acknowledges and confirms that the undersigned has received and reviewed a copy of the Central Pacific Financial Corp. Recovery Policy (the “Policy”).

(B) Acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned’s employment with CPF and its affiliates.

(C) Agrees to abide by the terms of the Policy, including, without limitation, by promptly returning any Erroneously Awarded Compensation (as defined in the Policy) to CPF to the extent required by, and in a manner consistent with, the Policy.

EXECUTIVE OFFICER

Signature

Print Name

Date